Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Fastenal Company

Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan:

We consent to the incorporation by reference in the Registration Statement (no. 333-52765 and 333-176401) on Form S-8 of Fastenal Company & Subsidiaries of our report dated June 20, 2012 with respect to the statements of net assets available for benefits of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan.

/s/ KPMG LLP

Minneapolis, Minnesota

June 20, 2012